CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur, Malaysia

Via Edgar

July 6, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CBL International Ltd (the “Company”)

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted June 8, 2022

CIK No. 0001914805

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated June 29, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Prospectus Cover Page , page i

1.	We note your response and revised disclosure in response to comment 2, including your disclosure that “(ii) cash transfers among entities of the Group that are made in the ordinary course of business.” To the extent that any of these transfers were made between the holding company, its subsidiaries and consolidated VIEs, or to investors, please quantify the amounts, as the disclosure should not be qualified by materiality.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 50

2.	We note your revised disclosure on page 50 in response to comment 10. Where you disclose that you price your services on a “cost plus” basis, please consider revising to make clear that you price your services on a cost plus fixed fee (or mark-up) basis.

Response: We respectfully advise the Staff that we have revised pages 17, 50 and 56 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Teck Lim CHIA
CBL International Limited
Chief Executive Officer
Encl.